
January 14, 2021

Jeffrey Puritt
Chief Executive Officer
TELUS International (Cda) Inc.
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

> **Re: TELUS International (Cda) Inc.**
> **Registration Statement on Form F-1**
> **Filed January 8, 2021**
> **File No. 333-251993**

Dear Mr. Puritt:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1

Risk Factors

Two clients account for a significant portion of our revenue..., page 25

1. Revisions indicate that both Google and a leading social media company have accounted for a material portion of your revenue in recent periods. Please revise to identify the social media company and to provide summaries of your material contracts with Google and this social media company.

Jeffrey Puritt
TELUS International (Cda) Inc.
January 14, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Lona Nallengara, Esq.